ABG SUNDAL COLLIER

Statement of Financial Condition
December 31, 2018
ABG Sundal Collier, Inc.



ABG Sundal Collier, Inc.

850 Third Avenue, Suite 9-C

New York, NY 10022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44768

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ABG SUNDAL COLLIER, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 THIRD AVENUE, SUITE 9-C

(No. and Street)

NEW YORK   **NEW YORK**   **10022**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NORA SIMONSEN   212-605-3822

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAZARS USA LLP

(Name – if individual, state last, first, middle name)

135 WEST 50TH STREET   **NEW YORK**   **NEW YORK**   **10020**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NORA SIMONSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABG SUNDAL COLLIER, INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



____

____

____

2/26/19

Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

AMBER MORALES
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MO6365062
Qualified in New York County
My Commission Expires 09-25-2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABG SUNDAL COLLIER

Table of contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of ABG Sundal Collier, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc., (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

Mazars USA LLP

New York, New York
February 25, 2019

MAZARS USA LLP
135 WEST 50TH STREET – NEW YORK, NEW YORK – 10020
TEL: 212.812.7000 – FAX: 212.375.6888 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.



GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

STATEMENT OF FINANCIAL CONDITION

ASSETS		December 31, 2018
Cash and cash equivalents	$	5,981,269
Receivable from and deposit with clearing broker		100,078
Receivable from affiliates		11,623,682
Furniture, equipment and leasehold improvements		
(Net of accumulated depreciation and amortization of $370,273)		152,104
Other assets		150,458
TOTAL ASSETS	**$**	**18,007,591**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to affiliate	$	169,602
Taxes payable		55,000
Accrued expenses and other liabilities		199,389
Accrued discretionary bonuses		124,121
Total liabilities		**548,112**

Stockholder's equity		
Common stock		
$0.01 par value: 1,000 shares authorized, 500 shares issued and outstanding		5
Additional paid-in-capital		2,951,463
Retained earnings		14,508,011
Total stockholder's equity		**17,459,479**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**18,007,591**

The accompanying notes are an integral part of this financial statement

NOTES TO FINANCIAL STATEMENT

December 31, 2018

Note 1 – General

ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly-owned by ABG Sundal Collier Norge, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue from Customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures.

The ASU was effective for the Company January 1, 2018 under a modified retrospective approach or retrospectively to all periods presented. The Company's implementation efforts identifying revenues and costs within the scope of the ASU, reviewing contracts, and analyzing any changes to its existing revenue recognition policies. The Company adopted this ASU in January 2018 using a modified retrospective approach, and the Company has determined that the ASU did not have a material impact on its financial condition, results of operations or cash flows on January 1, 2018.

Commissions earned on securities transactions and related expenses are recorded on a trade date basis, and the Company believes this is when the performance obligation is satisfied.

Receivables From and Deposit with Clearing Broker

The resulting net receivable from trade date transactions not settled as of December 31, 2018, and a deposit of $100,078 at the clearing broker are reflected as receivable from and deposit with clearing broker in the statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of 90 days or less.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease terms or their useful lives.

Income Taxes

The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax assets or liabilities between years. Valuation allowances are

recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has adopted the authoritative guidance under ASC No. 740 "Income Taxes" relating to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2014, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to U.S. Federal, state and local, or non-U.S. income tax examinations by tax authorities for years ended before 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 – Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at December 31, 2014, are as follows:

Furniture	$	73,647
Computer and telephone equipment		273,119
Leasehold Improvements		175,611
Total cost		**522,377**
Accumulated depreciation and amortization		(370,273)
	$	**152,104**

Note 4 – Income taxes

The major sources of temporary differences and their deferred income tax effects as of December 31, 2018, are as follows:

Deferred tax assets:		
Net operating loss carry-forward	$	776,129
Depreciation adjustment		22,039
Acccrued bonus		21,460
Deferred rent		60,016
Valuation allowance		(879,644)
Total deferred tax assets	$	-

The Company has Federal income tax net operating loss carryforwards of $414,388 as of December 31, 2018, expiring in 2036. The state and local income tax net operating loss carryforwards are $5,522,936 and $4,652,007, respectively, as of December 31, 2018, expiring from 2031 to 2036. The valuation allowance increased from $820,020 to $879,644 at December 31, 2018.

Note 5 – Retirement Plan

The Company has a 401(k) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service, as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

Note 6 – Commitments and Contingencies

The Company signed a lease effective November 30, 2015, which expires on May 29, 2026, for new office space. The lease has provisions for future rent increases and rent free periods. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent payable which is included in accrued expenses and other liabilities on the statement of financial condition. Rent expense was $360,136 for the year ended December 31, 2018, and is included in occupancy expenses in the statement of operations. In connection with the lease agreement, the Company is required to maintain a $219,350 letter of credit in the event of default which expires on July 31, 2026. There are no amounts outstanding under the letter of credit.

Future minimum annual lease payments under the non-cancellable lease are as follows:

Year ending December 31	Minimum rent
2019	$ 362,115
2020	366,758
2021	389,970
2022	389,970
2023	389,970
Therafter	942,425
Total minimum rent	$ 2,841,208

In 2017, the Company received a customer complaint against the Company and ASA. In 2018 the customer filed a Summons with Notice against the Company and ASA. The Company, ASA and their attorney believe that the claims are without merit and they would have a strong defense to any potential legal claims from the complainant.

Note 7 – Concentration of Credit Risk

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully-disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintains a cash balance with one financial institution, which is not subject to Federal Deposit Insurance Company ("FDIC") insurance limits.

Note 8 – Related Party Transactions

The Company, as an introducing broker, has an agreement with ASA whereby ASA provides the Company with execution, clearance, and other brokerage related services on behalf of the Company's customers.

The Company receives an allocation from ASA consisting of introducing fees, interest income, and other income and certain common expenses for research, execution and management, which are paid by certain of the Company's international affiliates. As of December 31, 2018, $10,661,347 is due from ASA and is included in receivable from affiliates.

The receivable from Holdings is a result of the tax benefit received and payment of taxes from the filing of consolidated tax returns.

The other receivables and payables are a result of cost sharing between the companies.

The table below summarized the related party transactions:

Company	Liabilities	Receivables	Interest Income / (Expense)
ABG Sundal Collier ASA	$	$ 10,661,347	$ 324,236
ABG Sundal Collier AB		540,994	12,520
ABG Sundal Collier LLP	169,602		
ABG Sundal Collier Holdings Inc		172,163	4,596
ABG Sundal Collier ASA, Copenhagen Branch		249,058	5,580
ABG Sundal Collier ASA, Frankfurt Branch		120	
Total intercompany balance transactions	$ 169,602	$ 11,623,682	$ 346,932

Note 9 – Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 of the SEC, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of either $250,000 or 1/15 of aggregate indebtedness.

At December 31, 2018, the Company had net capital, as defined, of $5,533,235 which was $5,283,235 in excess of its required net capital of $250,000. At December 31, 2018, the Company had aggregate indebtedness of $548,112. The ratio of aggregate indebtedness to net capital was 0.099 to 1.

Note 10 – Recently Issued Accounting Pronouncement

In February 2016, the FASB issued ASU No. 20 16-02, Leases (Topic 842), and is applicable for all entities with annual periods beginning after December 31, 2018, with earlier application permitted. This ASU requires that for leases longer than one year, a lessee recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The Company expects a gross up of approximately $2,505,000 on its statement of financial condition upon recognition of the right-of-use assets and lease liabilities.